

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 30, 2008

Via U.S. Mail and Fax (82 31 727 0949)
Mr. Soo-Ho Maeng
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

   RE: KT Corporation
     Form 20-F for the fiscal year ended December 31, 2007
     Filed June 30, 2008
     File No. 1-14926

Dear Mr. Maeng:

   We have reviewed your supplemental response letter dated September 25, 2008 as well as the above referenced filings and have the following comment. As noted in our comment letter dated September 11, 2008, we have limited our review to only the issues addressed in our letter and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Financial Statements- KT Corp

Note 36 – Reconciliation to United States Generally Accepted Accounting Principles, page F-87

1. Refer to your response in your letter dated September 25, 2008 regarding the disclosure of discontinued operations on page F-77 and F-104. We note that you state that upon commencement of the liquidation process, you no longer had control over KTPI's assets and no responsibility for its liabilities as of December 31, 2007. Please help us understand the timing for your loss of control over KTPI and the derecognition of liabilities, including whether KTPI was in bankruptcy or what other governmentally imposed uncertainties were in effect as of December 31, 2007.

       * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR and provide any requested supplemental information in your response letter. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director